

June 17, 2021

Everett M. Dickson
Chief Executive Officer
Aureus, Inc.
One Glenlake Parkway #650
Atlanta, GA 30328

> **Re: Aureus, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 7, 2021**
> **File No. 000-55398**

Dear Mr. Dickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed June 7, 2021

Explanatory Note, page i

1. We note that your Form 10-12G filed on April 6, 2021, automatically became effective after 60 days on June 5, 2021. Please revise the disclosure to provide the correct filing date and to reflect the current status of effectiveness and your reporting status.

Item 1. Business, page 1

2. We note that Mid Penn Bank has extended the period for your transfer of $50,000 until September 30, 2021 (page 2). Please include the information that if the funds are not transferred by that date, Mid Penn Bank has the option to call the loan and require you to pay any attorney's fees incurred (Note 1 on page F-23). If an additional amendment has been executed in connection with this extension, file it as an exhibit to the Form 10.

3.   We note your responses to Comments 3 and 4. Please further revise the Business section as follows:

- We note that online ice cream sales, through your website and two named third-party sites, have been "temporarily suspended due to inventory being out of stock" (page 4). Please provide further information regarding the underlying supply, production, distribution, or other causes of this lack of inventory, and your plans to address these to resume online sales in late 2021 or early 2022.

- Your Registration Statement on Form 1-A filed on May 4, 2021, described your letter of intent to acquire Nelson's Ice Cream (pages 18 and 29). To the extent this acquisition is material to your business, revise the Form 10/A to include information and file related agreements as exhibits.

- We note your disclosure that Aureus Micro-Markets have not yet been installed, although you obtained "seven businesses' consents" by March 31, 2021, and purchased equipment in October 2020 (page 7). Please provide additional information as to the causes of delay and the potential timetable for Aureus Micro-Markets to be installed and commence operations. Ensure this information is consistent with Note 1 on page F-6, which states "As of the time of this filing, the Company has received several indications of interest . . . ."

Item 1A. Risk Factors

General Risks

Our Series A Preferred Stock may lead to conflicts of interest . . ., page 17

4.   We note your response to Comment 6. Please revise the risk factor to disclose that Mr. Dickson will become a 66 2/3% shareholder upon conversion of his Preferred Stock and to evaluate the potential conflicts of interests that may result. Please modify the statement on page 17, "As a result, Mr. Dickson has the ability to influence significantly all matters requiring approval by our stockholders," to read, ". . . Mr. Dickson has the ability to control all matters requiring approval by our stockholders," and consider consolidating the discussion of voting control with the related risk factor on page 18. Also consider removing from the risk factor the general terms of the Preferred Stock described in Item 11.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

5.   We have reviewed your response to comment 9. Your revised disclosure of changes in operating cash flows only refers to the fiscal year ended October 31, 2020. As we previously requested, please revise to provide a more robust discussion of changes in operating cash flows for each of the periods presented, including the fiscal year ended

October 31, 2019. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

6. We have reviewed your response to prior comment 12. Your new disclosure now states that net cash provided by financing activities for the quarter ended January 31, 2020 consisted of "($19,800) net proceeds from the sale of preferred stock..." Please clarify how you recognized a negative amount of proceeds from the sale of preferred stock.

Item 10. Recent Sales of Unregistered Securities, page 33

7. We note you added a column entitled "Cash Received" to the table on page 33. Please also enter the aggregate amount of consideration received for shares sold otherwise than for cash as required by Item 701(c) of Regulation S-K, which in this case would represent the amount of outstanding debt forgiven in exchange for shares.

Financial Statements as of and for the Year Ended October 31, 2020
Note 12 - Restatement, page F-16

8. We have reviewed your response to prior comment 20. Your current disclosure on page F-16 simply refers to errors in accounting for assets, liabilities, certain operating expenses, and a reclassification of inventory write-downs from operating expenses to cost of goods sold. Please enhance your disclosure to provide clear descriptions of the errors that were detected and subsequently corrected as required by ASC 250-10-50-7.

Financial Statements as of and for the Period Ended January 31, 2021, page F-18

9. Please include interim financial statements for the period ended April 30, 2021. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Philip Magri